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Exhibit (a)(13)

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Martin Forrest Senior Director Corporate Communications & Investor Relations Chiron Corporation 510.923.5705	John Gallagher Media Relations Manager Corporate Communications & Investor Relations Chiron Corporation 510.923.6905

CHIRON CORPORATION SUCESSFULLY COMPLETES CASH TENDER OFFER
FOR SHARES OF MATRIX PHARMACEUTICAL, INC.

EMERYVILLE, CA, February 19, 2002—Chiron Corporation (Nasdaq: CHIR) today announced successful completion of the cash tender offer by Manon Acquisition Corp., a wholly owned subsidiary of Chiron Corporation, for all the outstanding common stock of Matrix Pharmaceutical, Inc. (Nasdaq: MATX). The tender offer expired as scheduled at 5:00 p.m., New York City time on Tuesday, February 19, 2002. Based on preliminary information, a total of 22,724,059 shares (including 688,999 shares subject to guaranteed delivery), representing approximately 86% of the outstanding common stock of Matrix, were validly tendered prior to the expiration of the offer and not withdrawn. All such shares have been accepted for purchase in accordance with the terms of the offer.

As previously announced, Chiron, Manon Acquisition Corp. and Matrix entered into a merger agreement pursuant to which Manon Acquisition Corp. commenced on January 14, 2002 an all-cash tender offer for all of Matrix's outstanding common stock at a price of $2.21 per share. Chiron and Matrix expect as soon as practicable to hold a special meeting of the stockholders of Matrix and complete the merger by which Matrix would become a wholly owned subsidiary of Chiron. Each share of common stock not tendered will be converted into the right to receive $2.21 in cash in the merger.

About Chiron Corporation

Chiron Corporation, headquartered in Emeryville, California, is a global pharmaceutical company that leverages a diverse business model to develop and commercialize high-value products that make a difference in people's lives. The company has a strategic focus on cancer and infectious disease. Chiron applies its advanced understanding of the biology of cancer and infectious disease to develop products from its platforms in proteins, small molecules and vaccines. The company commercializes its products through three business units: biopharmaceuticals, vaccines and blood testing. For more information about Chiron, visit the company's website at www.chiron.com.

Matrix Pharmaceutical, Inc. stockholders are advised to read Chiron Corporation's Tender Offer Statement on Schedule TO and Matrix's Solicitation/Recommendation Statement on Schedule 14D-9 because they contain important information. The Schedule TO, the Schedule 14D-9 and other filed documents are available for free at the Securities and Exchange Commission's website at www.sec.gov. In addition, the Schedule TO is available from Chiron Corporation, 4560 Horton Street, Emeryville, California 94608, Telephone: 510-655-8729, and the Schedule 14D-9 is available from Matrix Pharmaceutical, Inc., 34700 Campus Drive, Fremont, California, 94555, Telephone: 510-742-9900. This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Matrix. The tender offer is being made solely by an offer to purchase and related letter of transmittal disseminated upon the commencement of the tender offer.

This news release contains forward-looking statements, including statements regarding sales growth, product development initiatives, new product marketing, acquisitions and in- and out-licensing activities, that involve risks and uncertainties and are subject to change. A full discussion of the company's operations and financial condition, including factors that may affect its business and future prospects, is contained in documents the company has filed with the SEC, including the form 10-Q for the quarter ended

September 30, 2001 and the form 10-K for the year ended December 31, 2000, and will be contained in all subsequent periodic filings made with the SEC. These documents identify important factors that could cause the company's actual performance to differ from current expectations, including the outcome of clinical trials, regulatory review and approvals, manufacturing capabilities, intellectual property protections and defenses, stock-price and interest-rate volatility, and marketing effectiveness. In particular, there can be no assurance that Chiron will increase sales of existing products, successfully develop and receive approval to market new products, or achieve market acceptance for such new products. There can be no assurance that Chiron's out-licensing activity will generate significant revenue, nor that its in-licensing activities will fully protect it from claims of infringement by third parties.     In addition, the company may engage in business opportunities, including, for example, the proposed acquisition of Matrix Pharmaceutical Inc., or similar transactions. The successful completion of such business opportunities, including the Matrix acquisition, is subject to certain risks, including shareholder and regulatory approvals and the integration of operations.

Consistent with SEC Regulation FD, we do not undertake an obligation to update the forward-looking information we are giving today.

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  Exhibit (a)(13)
CHIRON CORPORATION SUCESSFULLY COMPLETES CASH TENDER OFFER FOR SHARES OF MATRIX PHARMACEUTICAL, INC.